Exhibit 99.1

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of November 30	As of May 31
	2021	2021
	(Unaudited) USD	(Audited) USD
ASSETS:
Current assets:
Cash and cash equivalents	1,026,912	1,612,211
Restricted cash	1,218	—
Term deposits	1,145,500	1,214,025
Short-term investments	2,632,398	3,434,726
Accounts receivable, net	12,908	8,667
Inventory, net	34,430	31,175
Prepaid expenses and other current assets, net	280,163	269,233
Amounts due from related parties, current	21,434	4,118

Total current assets	5,154,963	6,574,155

Restricted cash, non-current	22,000	19,916
Property and equipment, net	590,815	865,030
Land use rights, net	3,848	13,989
Amounts due from related parties, non-current	3,350	4,157
Long-term deposits	34,930	74,796
Intangible assets, net	3,655	4,836
Goodwill, net	73,283	73,254
Long-term investments, net	522,997	537,749
Deferred tax assets, non-current, net	6,463	103,587
Right-of-use assets	1,183,869	1,857,533
Other non-current assets	14,139	22,051

Total assets	7,614,312	10,151,053

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to New Oriental of US$36,032 and US$33,051 as of May 31, 2021 and November 30, 2021, respectively)	33,486	38,441
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to New Oriental of US$900,877 and US$777,334 as of May 31, 2021 and November 30, 2021, respectively)	804,323	908,231
Income taxes payable (including income tax payable of the consolidated variable interest entities without recourse to New Oriental of US$46,248 and US$53,178 as of May 31, 2021 and November 30, 2021, respectively)	62,860	84,321
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to New Oriental of US$33 and US$257 as of May 31, 2021 and November 30, 2021, respectively)	257	33
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to New Oriental of US$1,923,007 and US$1,062,150 as of May 31, 2021 and November 30, 2021, respectively)	1,065,823	1,926,386
Operating lease liability-current (including operating lease liabilities-current of the consolidated variable interest entities without recourse to New Oriental of US$501,049 and US$275,456 as of May 31, 2021 and November 30, 2021, respectively)	280,196	514,033

Total current liabilities	2,246,945	3,471,445

Deferred tax liabilities, non-current (including deferred tax liabilities of the consolidated variable interest entities without recourse to New Oriental of US$12,924 and US$10,367 as of May 31, 2021 and November 30, 2021, respectively)	10,614	13,172
Unsecured senior notes (including unsecured senior notes of the consolidated variable interest entities without recourse to the New Oriental of nil and nil as of May 31, 2021 and November 30, 2021, respectively)	179,364	297,631
Operating lease liabilities (including operating lease liabilities of the consolidated variable interest entities without recourse to New Oriental of US$1,333,961 and US$990,912 as of May 31, 2021 and November 30, 2021, respectively)	996,838	1,350,629

Total long-term liabilities	1,186,816	1,661,432

Total liabilities	3,433,761	5,132,877

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	4,104,578	4,913,275
Non-controlling interests	75,973	104,901

Total equity	4,180,551	5,018,176

Total liabilities and equity	7,614,312	10,151,053

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2021	2020
	(Unaudited) USD	(Unaudited) USD
Net revenues	1,967,132	1,874,055

Operating costs and expenses (note 1):
Cost of revenues	1,133,717	918,529
Selling and marketing	277,403	250,471
General and administrative	1,291,682	586,897

Total operating costs and expenses	2,702,802	1,755,897

Operating (loss)/income	(735,670)	118,158

Loss from fair value change of investments	(14,323)	(2,154)
Other (loss)/income, net	(2,358)	127,501
Provision for income taxes	(113,831)	(65,939)
(Loss)/gain from equity method investments	(41,778)	1,047

Net (loss)/income	(907,960)	178,613

Add: Net loss attributable to non-controlling interests	31,980	49,941

Net (loss)/income attributable to New Oriental Education & Technology Group Inc.	(875,980)	228,554

Net (loss)/income per share attributable to New Oriental-Basic (note 2)	(0.52)	0.14
Net (loss)/income per share attributable to New Oriental-Diluted (note 2)	(0.52)	0.14
Net (loss)/income per ADS attributable to New Oriental-Basic (note 2) (note 3)	(0.52)	0.14
Net (loss)/income per ADS attributable to New Oriental-Diluted (note 2) (note 3)	(0.52)	0.14

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Six Months Ended November 30
	2021	2020
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	(205)	3,836
Selling and marketing	(3,049)	5,930
General and administrative	77,476	24,547

Total	74,222	34,313

Note 2: For the six months ended November 30, 2020, the earnings per share have been retrospectively adjusted to reflect the 1-for-10 share split that became effective on March 10, 2121.

Note 3: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Six Months Ended November 30
	2021	2020
	(Unaudited)	(Unaudited)
	USD	USD
Net cash (used in)/provided by operating activities	(1,074,835)	802,276
Net cash provided by/(used in) investing activities	653,374	(796,800)
Net cash (used in)/provided by financing activities	(113,259)	1,641,471
Effect of exchange rate changes	(47,277)	81,753
Net change in cash, cash equivalents and restricted cash	(581,997)	1,728,700
Cash, cash equivalents and restricted cash at beginning of period	1,632,127	919,424
Cash, cash equivalents and restricted cash at end of period	1,050,130	2,648,124